UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 001-36434

FIRST MID BANCSHARES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full Title of Plan)

FIRST MID BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid Bancshares, Inc.

Employee Stock Purchase Plan

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Audit Committee, Plan Management and Plan Participants

First Mid Bancshares, Inc. Employee Stock Purchase Plan

Mattoon, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Mid Bancshares, Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of income and changes in plan equity for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Mid Bancshares, Inc. Employee Stock Purchase Plan as of December 31, 2024 and 2023, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2023.

/s/ Forvis Mazars, LLP

St. Louis, Missouri

March 27, 2025

First Mid Bancshares, Inc.

Employee Stock Purchase Plan

Statements of Financial Condition

December 31, 2024 and 2023

Year Ended December 31,	2024	2023

Assets
Plan cash held in Trust	$234,833	$244,233
Total assets	234,833	244,233

Liabilities and plan equity
Payable to broker for stock purchases	221,495	197,495
Payable to participants	13,338	46,738
Plan equity	-	-
Total liabilities and plan equity	$234,833	$244,233

See Notes to Financial Statements

First Mid Bancshares, Inc.

Employee Stock Purchase Plan

Statements of Income and Changes in Plan Equity

Years Ended December 31, 2024 and 2023

Year Ended December 31,	2024	2023

Additions
Employee contributions, net of withdrawals	$885,995	$854,554
Total additions	885,995	854,554

Deductions
Cost of shares purchased	883,236	856,271
Participants cash added (subtracted) to Trust	2,759	(1,717)
Total deductions	885,995	854,554
Changes in plan equity	-	-
Plan equity, beginning of year	-	-
Plan equity, end of year	$-	$-

See Notes to Financial Statements

Notes to Financial Statements

Note 1: Description of the Plan and Accounting

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General

The following description of the First Mid Bancshares, Inc. Employee Stock Purchase Plan (“Plan”) (formerly First Mid-Illinois Bancshares, Inc. Employee Stock Purchase Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan was approved by the Board of Directors of First Mid Bancshares, Inc. (“Company”) on January 23, 2018 subject to approval of the Company’s stockholders. The Plan was approved by stockholders at the Annual Meeting of Stockholders of the Company on April 25, 2018. On April 27, 2018, the Company filed a Form S-8 Registration Statement under The Securities Act of 1933 with respect to the Plan.

The Plan is intended to promote the interests of the Company by providing eligible employees with the opportunity to purchase shares of common stock of the Company at a discount through payroll deductions. The discount was 5% for the Plan year 2021. Effective January 1, 2022, the Plan document was amended to increase the discount to 15%. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. A maximum of 600,000 shares are available for purchase under the Plan.

Plan Administration

The Plan is administered by a committee consisting of the Board of Directors, or if the Board so delegates, a sub-committee of the Board, the 401(k) Oversight Committee (“Committee”). The Committee has full authority to interpret the Plan, adopt rules and regulations pertaining to the Plan and make all other determinations necessary to administer the Plan.

Participant accounts are held at E*TRADE after the shares are purchased.

Eligibility

All employees of the Company and its subsidiaries are eligible to participate in the Plan after 90 days of employment.

Share Purchases

To participate in the Plan, an eligible employee must complete an enrollment form. Participation is effective as of the first day of the next calendar quarter that begins after the enrollment form is submitted (provided that if the form is not delivered at least 10 days prior to the beginning of such calendar quarter, participation will be effective as of the next following calendar quarter). The participant’s enrollment form must authorize a payroll deduction from each payroll in a whole dollar amount (subject to a minimum of $5.00 per pay period). No interest accrues on the participant’s payroll deductions.

On the last business day of each calendar quarter, the accumulated payroll deductions of each participant is used to purchase whole shares of common stock. The purchase price of the share for 2024 and 2023 is 85%

of the closing price of the common stock on the NASDAQ Stock Market, on either the first day of the quarterly purchase period or the last business day of the quarterly purchase period, whichever is less. Any cash remaining is held in a Trust to be used towards the next quarterly purchase.

Shares purchased for each participant are allocated to the participant’s Plan account. (Dividends paid on shares held under the Plan will not be reinvested in the Plan. They are paid to each participant in cash unless the participant enrolls in the Company’s Dividend Reinvestment Plan.) A participant may at any time request a distribution of shares held in his or her Plan account at E*TRADE.

Termination of Participation

A participant must give written notice to terminate Plan participation. If notice is given at least 10 business days prior to the quarterly stock purchase date, no further payroll deductions will occur. If notice is given less than 10 days prior to the quarterly stock purchase date, payroll deductions will continue until the next following quarterly stock purchase date. Any payroll deduction amounts remaining in the participant’s account after the effective date of Plan withdrawal will be returned to the participant. If a participant’s employment terminates for any reason, Plan participation will end immediately, and any amounts remaining in the participant’s Plan account within the Trust will be returned to the participant.

Limitations

The Plan imposes certain limitations upon a participant’s right to acquire shares of common stock, including the following:

•
A participant cannot purchase more than $25,000 worth of shares (based on the fair market value of the shares at the beginning of each quarterly purchase period) for each calendar year.
•
A participant cannot purchase stock under the Plan if the participant owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or any of its affiliates.

Stockholder Rights

No participant will have any stockholder rights with respect to shares purchasable under the Plan until the shares are actually purchased on the participant’s behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Transferability

The right to purchase shares under the Plan is not assignable or transferable and may be exercised only by the participant during his or her lifetime.

Amendment or Termination of Plan

The Committee or Board can amend the Plan at any time, provided that stockholder approval is required for an amendment that changes the number of shares available under the Plan or changes the classification of employees who are eligible to participate in the Plan.

The Board may terminate the Plan at any time, in which case all payroll deductions will stop, and all accumulated payroll deductions held in Plan accounts will be returned to the participants. The Plan shall continue in effect until 10 years from the date the Board approved the Plan, or January 23, 2028.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

Note 2: Income Tax Status

The Plan is not and will not be qualified under Section 401(a) of the Internal Revenue Code of 1986, as

amended (Code). The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Consequently, the difference between the purchase price and the fair market value of the stock purchased under the Plan is not includable in the participant's gross income for federal income tax purposes, unless a disqualifying distribution occurs.

Note 3: Related Party

Plan assets are held in a trust account maintained by First Mid Wealth Management, a division of the Plan Sponsor. These assets were used to purchase 32,936 and 38,989 shares of Plan Sponsor common stock during the plan years ended December 31, 2024 and 2023, respectively.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid Bancshares, Inc.

Employee Stock Purchase Plan

Date: March 27, 2025

/s/ Joseph R. Dively

Joseph R. Dively

President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

EX-23.1	Consent of Forvis Mazars, LLP